04015560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-24050

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED AUG 10 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Agricole ~~Indosuez~~ Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor

(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Minucci **(646) 658-2509**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED AUG 18 2004 THOMSON FINANCIAL

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CRÉDIT AGRICOLE INDOSUEZ CHEUVREUX
North America

OATH OR AFFIRMATION

I, Nathan J. Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crédit Agricole Indosuez Cheuvreux North America, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Nathan J. Minucci
Chief Financial Officer

Carol Di Natale
Notary Public

CAROL DI NATALE
NOTARY PUBLIC State of New York
No. 4806539
Qualified in Putnam County
Commission Expires Jan 31, 20 27

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provisions under Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRÉDIT AGRICOLE INDOSUEZ CHEUVREUX NORTH AMERICA, INC.
666 Third Avenue, 8th Floor New York, NY 10017
Tel: (646) 658-2500 Fax: (646) 658-2505

Statement of Financial Condition

Crédit Agricole Indosuez Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Securities, Inc.)

December 31, 2003
with Report of Independent Auditors

Crédit Agricole Indosuez Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Securities, Inc.)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Public Accountants

To the Board of Directors and Stockholder of
Crédit Agricole Indosuez Cheuvreux North America, Inc.:
(formerly Crédit Agricole Indosuez Securities, Inc.)

We have audited the accompanying statement of financial condition of Crédit Agricole Indosuez Cheuvreux North America, Inc. (the "Company"), formerly Crédit Agricole Indosuez Securities, Inc., as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Crédit Agricole Indosuez Cheuvreux North America, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 26, 2004

Crédit Agricole Indosuez Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Securities, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 6,859,045
Receivables:	
Due from brokers, dealers and clearing organizations	4,753,190
Due from customers	1,764,372
Securities owned, at market	40,341,600
Receivables from Parent and affiliates	5,310,473
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $620,752	345,360
Other assets	383,511
Total assets	$ 59,757,551
Liabilities and stockholder's equity	
Liabilities:	
Payables:	
Due to brokers and dealers	$ 2,434,903
Due to customers	4,701,489
Payables to Parent and affiliates	1,310,870
Accrued expenses	5,103,989
Other liabilities	835,477
	14,386,728
Subordinated debt	40,000,000
Total liabilities	54,386,728
Stockholder's equity:	
Common stock, no par value; authorized 1,000 shares; 2 shares issued and outstanding	8,194,985
Retained (deficit)	(2,824,162)
Total stockholder's equity	5,370,823
Total liabilities and stockholder's equity	$ 59,757,551

See notes to Statement of Financial Condition.

Crédit Agricole Indosuez Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Securities, Inc.)

Notes to Statement of Financial Condition

1. Organization

Crédit Agricole Indosuez Cheuvreux North America, Inc. (the "Company"), formerly Crédit Agricole Indosuez Securities, Inc. ("CAISI"), a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is registered with the Ontario Securities Commission. The Company is a wholly owned subsidiary of Crédit Agricole Indosuez Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Crédit Agricole Indosuez (Paris) (herein defined as "CAI"). CAI is a majority owned subsidiary of Crédit Agricole S.A.

On July 1, 2003, the Parent purchased CAISI from Indosuez North America Holdings, Inc. ("INAH") and renamed the Company. The Parent and INAH are entities under common control. The Company currently has 1,000 authorized shares of common stock, without par value, of which two shares are issued and outstanding.

The Company markets foreign securities for United States ("U.S.") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in U.S. securities on behalf of U.S. and foreign institutional customers on a fully disclosed basis through a registered U.S. broker-dealer.

2. Significant Accounting Policies

Securities transactions and commissions are recorded on a trade date basis. Securities owned are stated at fair value.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over three to seven years.

Amounts due to and from affiliates and brokers and dealers representing unsettled securities transactions are denominated in foreign currencies and have been translated at year-end foreign exchange rates. Commissions receivable denominated in foreign currencies have been translated at year-end exchange rates.

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with a maturity of three months or less when purchased.

2. Significant Accounting Policies (continued)

The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition. In the opinion of management, any differences between these estimates and actual results will not be material to the financial position of the Company.

Deferred taxes are provided under the liability method as prescribed by FAS 109, "Accounting for Income Taxes," whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

3. Related Party Transactions

During 1997, the Company entered into service agreements (the "Agreements") with its foreign affiliates (the Parent and Crédit Agricole Indosuez Cheuvreux Securities Limited). Under the Agreements, for all services rendered by the Company to its affiliates, the Company will receive an agency facilitation fee at an agreed rate, based on trading volume. These fees are recorded as earned and included in commission revenues.

On April 7, 2003, INAH withdrew $12,000,000 of capital from the Company.

In 2003, the Company earned substantially all of its commission revenues from introducing customers to its foreign affiliates and the Parent, which are responsible for executing and clearing transactions.

The Company was charged management and support service fees by the New York Branch of CAI and by the Parent for administrative and support services provided to the Company. The New York Branch of CAI pays all employee compensation, benefits, rent, and occupancy expenses of the Company. The Company reimburses the New York Branch of CAI for such expenses incurred on the basis of specific identification or allocation. The balance due to the New York Branch of CAI as of December 31, 2003, totaling $143,097 is included in payables to Parent and affiliates on the statement of financial condition.

Receivables from Parent and affiliates on the statement of financial condition consist primarily of commissions receivable of $3,797,663 due from the Parent and income taxes receivable of $819,342 due from INAH.

4. Due From Brokers, Dealers and Clearing Organizations, and Due to Brokers and Dealers

The components of due from brokers, dealers and clearing organizations and due to brokers and dealers as of December 31, 2003 are as follows:

Due from brokers, dealers and clearing organizations:	
Clearing broker receivable	$ 51,701
Securities failed to deliver	4,701,489
	$ 4,753,190
Due to brokers and dealers:	
Clearing broker payable	$ 670,531
Securities failed to receive	1,764,372
	$ 2,434,903

Due from brokers, dealers and clearing organizations of $4,701,489 and due to brokers and dealers of $2,434,903 are with affiliate foreign broker dealers.

Transactions that were not settled at December 31, 2003, have subsequently settled and had no material effect on the statement of financial condition.

5. Due from and Due to Customers

Due from and due to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

7. Subordinated Debt

On December 31, 2002, the Company entered into two subordinated loan agreements (the "Loans") with CAI. Each of the Loans has a principal balance of $20,000,000 and bears interest at the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The Loans mature on December 31, 2005. The interest payable on the Loans due to CAI as of December 31, 2003, totaling $276,000 is included in the payables to Parent and affiliates on the statement of financial condition.

The subordinated borrowings are covered by agreements approved by the NASD and are, therefore, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on a separate company basis. During the period January 1, 2003 through June 30, 2003, the Company was a wholly owned subsidiary of INAH and filed a consolidated return with INAH. In accordance with the inter-company tax sharing agreement, the Company computed its federal income tax provision on a separate company basis. The Company received its share of federal income tax benefit or reimbursed its share of liability on the Companies current taxable income or loss.

During the period July 1, 2003 through December 31, 2003, the Company was a wholly owned subsidiary of the Parent, a foreign corporation domiciled in France. The Company will file separate federal, state and local income tax returns for this period.

The Company has not recorded a deferred tax asset related to net operating losses because such losses were utilized in accordance with the inter-company tax sharing agreement. The difference between income tax computed at the U.S. federal statutory rate and recorded income tax expense is primarily attributable to nondeductible expenses, state income taxes and local income taxes.

9. Commitments and Contingencies

The Company is involved in certain disputes arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the resolution of such matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

10. Employee Benefit Plans

The Company participated in two retirement plans sponsored by the New York Branch of CAI covering substantially all of its full-time employees. Both plans provide benefits that are computed on the basis of annual compensation as defined in the respective plans. The New York Branch of CAI's funding policy varies by each plan. One plan's policy is to meet the minimum funding required by applicable regulations while the other plan is fully funded. The retirement benefit plans' expenses incurred totaled approximately $235,310 for the year ended December 31, 2003, and is included in employee compensation and benefits in the accompanying statement of income.

The Company also participates in a 401(k) savings plan sponsored by the New York Branch of CAI covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% up to a maximum of 3% of an employee's base pay. Further, the Company matches employee contributions at 50%, from 4% up to a maximum of 9% of an employee's base pay.

11. Net Capital and Other Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2003, the Company's net capital under the Rule was $38,257,227 which exceeded the minimum requirement of $250,000 by $38,007,227.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

12. Securities Owned

Securities owned consist of investment grade short-term commercial paper of $19,965,000 and investment grade corporate obligations of $20,376,600.

13. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximates fair value. Similarly, liabilities including subordinated debt and certain payables are carried at fair value or contracted amounts approximating fair value.